SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

Portugal Telecom, SGPS, S.A.

Consolidated Report

First Quarter 2015

01 Financial review	3

02 Business performance	8

Consolidated financial statements	18

Additional information to shareholders	40

Consolidated report | First quarter 2015

01

Financial review

As of 31 December 2014, following the capital increase of Oi S.A. (“Oi”), concluded on 5 May 2014 (the “Oi Capital Increase “), Portugal Telecom, SGPS, S.A. (“PT SGPS”) held a 39.7% direct and indirect stake in Oi, including a portion classified as a non-current asset held for sale (Note 12) in connection with the Exchange agreement (“Exchange Agreement”) entered into on 8 September 2014 and completed on March 2015, and the remaining stake of 22.8% classified as investment in joint ventures (Note 13) and therefore accounted for using the equity method.

On 30 March 2015, the Exchange was completed, whereby PT SGPS (1) transferred to Portugal Telecom International Finance, B.V. (“PT Finance”), a subsidiary of Oi, an aggregate amount of 47,434,872 common shares of Oi and 94,869,744 preferred shares of Oi (after giving effect to the reverse share split of Oi), and (2) received from PT Finance debt securities of Rio Forte Investments S.A. (“Rio Forte”) with a nominal value of Euro 897 million and a call option on the transferred shares (“Call Option”). The transactions described above are referred to as the “Exchange.”

After the completion of the Exchange, PT SGPS holds (1) an effective stake of 27.5% in Oi corresponding to the 22.8% stake referred above plus 4.7% due to the decrease in the number of outstanding shares of Oi, (2) the debt securities of Rio Forte with nominal value of Euro 897 million (the “Rio Forte Investments”), and (3) the Call Option on 47,434,872 common shares and 94,869,744 preferred shares of Oi with an exercise price of R$20.104 per common share and R$18.529 per preferred share (after giving effect to the reverse share split of Oi), and with a 6-year maturity. The Call Option has partial expiration dates throughout the period so the option volume is reduced by 10% at the end of the first year and by 18% per year thereafter.

In the first quarter of 2015, the consolidated net loss amounting to Euro 43 million, mainly reflects a loss of Euro 28 million corresponding to the effective interest of PT SGPS (22.8% up to 30 March 2015) in the loss of R$401 million (Euro 124 million) recorded by Oi in the first quarter of 2015.

Consolidated Income Statement

Euro million

		1Q14
	1Q15	Restated
Wages and salaries	1.0	3.2
Supplies and external services	2.5	0.9
Indirect taxes	0.5	0.6
EBITDA	(4.0)	(4.7)
Depreciation	0.0	0.0
EBIT	(4.0)	(4.8)
Other gains, net	—	(0.5)
Loss before financial results and taxes	(4.0)	(4.3)
Net interest income	(0.2)	(6.8)
Losses in joint ventures	38.7	16.7
Net other financial losses	0.5	(0.2)
Loss before taxes	(43.0)	(13.9)
Income taxes	0.0	0.1
Net loss from continuing operations	(43.0)	(14.0)
Net income from discontinued operations	—	8.9
Net loss	(43.0)	(5.1)
Non-controlling interests	—	9.6
Net loss attributable to controlling interests	(43.0)	(14.7)

Consolidated operating costs amounted to Euro 4.0 million in 1Q15 compared to Euro 4.8 million in 1Q14, a decrease explained by lower personnel costs due to lower variable remunerations. This effect was partially offset by higher third party expenses mainly related to financial and legal services associated with the Business Combination with Oi and the tender offer that PT SGPS was subject to.

Interest income amounted to Euro 0.1 million in 1Q15 compared to Euro 6.8 million in 1Q14. Interest income in 1Q14 mainly reflects cash amounts at Bratel Brasil S.A. (“Bratel Brasil”) that were used in 5 May 2014, under the Business Combination, to subscribe debentures (convertible into equity) issued by the controlling holding companies of Oi, where Bratel Brasil held a stake.

Losses in joint ventures amounted to Euro 39 million in 1Q15 and Euro 17 million in 1Q14, corresponding to the effective share of PT SGPS in losses of Oi and its controlling holding companies, based on the equity method of accounting. Losses recorded in 1Q15 reflect (1) a loss of Euro 28 million corresponding to PT SGPS’s effective stake (22.8% up to 30 March 2015) in the loss of R$401 million (Euro 124 million) recorded by Oi in 1Q15, and (2) a loss of Euro 10 million corresponding to the impact of the increase in PT SGPS’s effective stake in Oi from 22.8% to 27.5% related to the completion of the Exchange, which occurred on 30 March 2015, which reflects the negative change in Oi’s shareholders equity between 4Q14 and 1Q15. The losses recorded in 1Q14, amounting to Euro 17 million, reflect (1) a loss of Euro 2 million corresponding to PT SGPS’s effective share (23.2%) in the loss of R$21 million (Euro 6 million) recorded by Oi in 1Q14, and (2) a loss of Euro 15 million corresponding to PT SGPS’s effective stake in the losses of the controlling holding companies of Oi, which mainly reflect interest expenses incurred by these entities associated with their gross debt at the time, which was fully repaid on 5 May 2014. The deterioration of Oi’s results in 1Q15 compared to 1Q14 is mainly explained by a gain of R$1.2 billion (Euro 0.4 billion) recorded in 1Q14 related to the disposal of mobile towers.

Net income from discontinued operations amounted to Euro 9 million in 1Q14 and includes the income from businesses contributed to the Oi Capital Increase on 5 May 2014.

Net loss amounted to Euro 43 million in 1Q15 and Euro 15 million in 1Q14, mainly reflecting higher losses in joint ventures (Euro 39 million in 1Q15 and Euro 17 million in 1Q14) and lower interest income.

Consolidated Statement of Financial Position

Euro million

	31 Mar 2015	31 Dec 2014
ASSETS
Cash and cash equivalents	104.3	109.5
Accounts receivable	0.2	0.1
Investments in joint ventures	794.2	714.2
Tangible assets	0.2	0.2
Non-current assets held for sale	—	388.4
Other assets	226.3	6.2
Total assets	1,125.2	1,218.5
LIABILITIES
Gross debt	0.2	0.1
Accounts payable	15.9	9.0
Accrued expenses	21.5	23.4
Taxes payable	0.2	5.4
Provisions	0.1	27.2
Other liabilities	0.9	0.9
Total liabilities	38.7	66.0
Total equity	1,086.5	1,152.5
Total liabilities and shareholders’ equity	1,125.2	1,218.5

Investments in joint ventures mainly correspond to PT SGPS’s effective stake in Oi (1) of 22.8% on 31 December 2014, which was impacted by the classification of a portion of the investment as non-current assets held for sale under the Exchange, and (2) of 27.5% on 31 March 2015, reflecting the share gain compared to 31 December 2014 due to the decrease in outstanding shares of Oi after the completion of the Exchange. On 31 March 2015 and 31 December 2014, PT SGPS’s effective stake in Oi corresponded to a total investment of Euro 775 million and Euro 693 million, respectively, an increase mainly explained by the share gain as referred to above. This effect more than compensated the net loss reported by Oi in 1Q15 and negative foreign currency translation adjustments resulting from the depreciation of the Real against the Euro in 1Q15. In addition to the effective stake in Oi, this line item also reflects PT SGPS’s effective stake in the controlling holding companies of Oi, amounting to Euro 19 million on 31 March 2015 and Euro 21 million on 31 December 2014. Investments in joint ventures are measured using the equity method of accounting.

Non-current assets held for sale as at 31 December 2014 correspond to the fair value of Oi shares in connection with the Exchange entered into with Oi. The fair value of these shares was measured based on the price of Oi’s shares as at 31 December 2014.

Other assets at 31 March 2015, amounting to Euro 226 million, mainly correspond to the fair value of assets received on 30 March 2015 in connection with the Exchange (Euro 220 million), including (1) Euro 135 million related to the estimated fair value of debt instruments issued by Rio Forte, the nominal value of which amounts to Euro 897 million, and (2) Euro 86 million related to the estimated fair value of the Call Option.

Provisions on 31 December 2014 include an amount of Euro 27 million related to the financial impact of the Exchange. This provision included (1) Euro 168 million related to the difference between the accounting value of the shares to be exchanged (booked at fair value) and the fair value of assets received, (2) net of an amount of Euro 141 million (Note 13) corresponding to the estimated gain of the increase in PT SGPS’s effective participation in Oi from 22.8% to 27.5%, as a consequence of the reduction in outstanding shares of Oi after the completion of the Exchange.

Equity amounted to Euro 1,087 million on 31 March 2015 compared to Euro 1,153 million on 31 December 2014, a decrease of Euro 65 million, mainly reflecting (1) the loss of Euro 43 million recorded in 1Q15 and (2) the negative currency translation adjustments amounting to Euro 25 million, which essentially reflect the impact of the devaluation of the Real against the Euro in 1Q15.

02

Business performance

Businesses Combination of PT SGPS and Oi

Following the memorandum of understanding, disclosed in a timely manner to the market on 2 October 2013 (“Memorandum of Understanding”), PT SGPS, Oi and the major shareholders of both companies announced their intention to proceed with a business combination of PT SGPS and Oi (the “Business Combination”) merging them into a single listed entity under Brazilian law, it having been decided that such company would be Telemar Participações, S.A. (“TmarPart”).

The Business Combination, as initially envisioned, involved three main phases:

•                  A first phase, involving the Oi Capital Increase, was completed on 5 May 2014, with the issuance of common shares and preferred shares in an offering for an aggregate amount of R$8,250 million in cash, including the exercise of a greenshoe, and common shares and preferred shares in favor of PT SGPS, in exchange for the contribution in kind, by PT SGPS to Oi of (i) all of the operating assets of PT SGPS, except the shares held directly or indirectly - through Bratel Brasil and PTB2, S.A. (“PTB2”) - in Oi, Contax Partipações S.A. (“Contax”) and Bratel B.V. (“Bratel”), and (ii) substantially all of PT SGPS’s liabilities on the date of the contribution, valued in net terms (assets less liabilities) in accordance with the respective appraisal report at R$5,709.9 million. Simultaneously with the Oi Capital Increase, PT SGPS, through its subsidiaries in Brazil, subscribed to debentures convertible into shares of companies belonging to the control groups of AG Telecom Participações S.A. (“AG Telecom”) and of LF Tel S.A. (“LF Tel”), and these entities subscribed to debentures convertible into shares of TmarPart, which have been fully converted. As a result of such conversion, PT SGPS came to hold an additional shareholding stake in companies belonging to the control groups of AG Telecom and of LF Tel, and indirectly in TmarPart and Oi;

•                  A second phase, involved the merger of shares, under Brazilian law (the “Merger of Oi”), under which, subject to approval of holders of common shares of Oi and of TmarPart, all shares of Oi not belonging to TmarPart would be exchanged for common shares of TmarPart, with Oi becoming a wholly owned subsidiary of TmarPart and, at the same time, the latter would be listed on the Novo Mercado segment of BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”). Simultaneously with the Merger of Oi, a simplification of the corporate structure of TmarPart was planned, by means of the corporate reorganization of several direct and indirect shareholder holding companies of TmarPart, by which, among other things, PT SGPS would come to directly hold shares of Oi corresponding to its indirect stake in TmarPart (“Corporate Reorganization”); and

•                  A third phase, involving the subsequent merger under Portuguese and Brazilian law, of PT SGPS with and into TmarPart (the “PT SGPS Merger”), and under the terms of which the shareholders of PT SGPS would receive a total number of TmarPart shares equal to the number of shares of such company held by PT SGPS immediately prior to the PT SGPS Merger. The shares of TmarPart, the surviving entity of the above referenced transactions, would be listed on the Novo Mercado segment of BM&FBOVESPA, on the regulated market NYSE Euronext Lisbon (“Euronext Lisbon”) and the New York Stock Exchange (“NYSE”).

The transaction was thus agreed to, leaving execution thereof to the management of both companies (which included common members amongst themselves, by virtue of the reciprocal stake the companies held in the share capital of each other), subject to the approval at a general shareholders meeting. In the specific case of PT SGPS, the first and third stages were subject to approval at a general shareholders meeting.

Phase 1 - Oi Capital Increase

As part of the process leading to the Business Combination, the Oi Capital Increase was carried out, and as planned, part of the newly issued shares of Oi were subscribed by PT SGPS and paid by means of a contribution in kind corresponding to all of the shares held by PT SGPS in PT Portugal SGPS, S.A. (“PT Portugal”), a company that then owned all of the operating assets of the business of the companies of the PT SGPS group (with the exception of shares directly or indirectly held in Oi, Contax and Bratel) and the respective liabilities at the date of its contribution (“PT Assets”). The PT Assets were contributed at a value based on a proposal by the Oi Board of Directors at a general shareholders’ meeting of Oi, supported by an appraisal report conducted by an independent company - Banco Santander (Brazil) S.A., hired for such purpose by Oi - in accordance with applicable Brazilian law. The report was approved at a general shareholders meeting of Oi, held on 27 March 2014.

As mentioned above, PT SGPS’s participation in the Oi Capital Increase, given the importance of the matter, was submitted to approval by a meeting of PT SGPS’s general shareholders.

On 27 March 2014, the shareholders of Oi approved the appraisal report referred to above and the contribution of PT Assets to Oi, valued at R$5,709.9 million - corresponding to the equivalent of Euro 1,750 million, applying the real to euro exchange rate on 20 February 2014 (i.e., 3.2628 reais per euro), as provided for in previous agreements - an amount which the shareholders of PT SGPS, at a meeting also held on 27 March 2014, approved for the contribution of such PT Assets in connection with the Oi Capital Increase.

On 5 May 2014, the Oi Capital Increase was settled, with PT SGPS subscribing for 1,045,803,934 common shares and 1,720,252,731 preferred shares, which represented the share capital of Oi received in return for the contribution in kind of the entire share ownership of PT Portugal, holder of the PT Assets. In this manner, PT SGPS came to hold on such date, as its only significant asset, a direct and indirect stake of 39.7% in the share capital of Oi, comprising a stake of 39.0% of the voting share capital (excluding the indirect stake held by TmarPart, AG Telecom and LF Tel in Oi).

Among the PT Assets, contributed in connection with the Oi Capital Increase, was a creditor position on Rio Forte — a company in the Espírito Santo Group (“GES”) — which corresponded to short-term investments subscribed or acquired by two entities that were at the time, wholly owned subsidiaries of PT SGPS - namely PT Portugal and PT Finance - with a par value of Euro 897 million, identified as the “Rio Forte Investments.”

Shareholder agreements

TmarPart shareholder agreements (“TmarPart Shareholders Agreements”) are in effect, having been entered into or amended on 25 January 2011, 19 February 2014 and 8 September 2014, the quorums laid down in the agreements having been adjusted to take into account the percentage of stakes held by AG Telecom, LF Tel, by BNDES Participações S.A. - BNDESPAR (“BNDESPAR”), the Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”), the Fundação Atlântico de Seguridade Social (“FATL”), Fundação Petrobras de Seguridade Social — PETROS (“PETROS”), the Fundação dos Economiários Federais — FUNCEF (“FUNCEF”) and Bratel Brasil, to ensure that the voting rights of these shareholders will be identical to those held on 19 February 2014, and provided that such shareholders have not reduced their respective stakes through the sale of shares to third parties who are not original signatories of the Global Shareholders Agreement (as defined below) or their related parties.

The TmarPart Shareholders Agreements comprise (a) a general shareholders’ agreement, signed by all of the shareholders of TmarPart - AG Telecom, LF Tel, FATL, Bratel Brasil, BNDESPAR, PREVI, PETROS and FUNCEF - as parties, and by TmarPart and PT SGPS, as intervening parties (“Global Shareholders Agreement”) and (b) a shareholders agreement entered into only by AG Telecom, LF Tel and FATL as parties and by TmarPart as an intervening party (“Group Control Shareholders Agreement”).

The TmarPart Shareholders Agreements provide for the following relevant rights and obligations:

(1) Global Shareholders Agreement:

(i)                                     The initial period of the Global Shareholders Agreement expires on 25 April 2048, or on the date on which the last concession or authorization to lapse, held by TmarPart or any of its subsidiaries, expires, whichever is later, subject to the agreement of the parties of the Global Shareholders Agreement. The duration of the Global Shareholders Agreement may be extended for successive ten year periods with the consent of all of the respective parties.

(ii)                                  The following rules apply to the election of members of the board of directors and officers, and to the vote of the respective shares of TmarPart and each of the subsidiaries of TmarPart that have net operating income equal to or greater than R$100 million, which will be referred to as “controlled subsidiaries”:

a.              The Board of Directors of TmarPart will be composed of eleven members and an equal number of alternates;

b.              AG Telecom, LF Tel and FATL will together hold the right to appoint the majority of members of the Board of Directors of TmarPart and of each of the controlled subsidiaries;

c.               Each increment of 7% of the share capital with voting rights of TmarPart held by a party to the Global Shareholders Agreement, will assign to such party, the right to appoint a member of the board of directors of TmarPart and of each of the controlled subsidiaries and the respective alternate;

d.              While it holds at least 7% of the share capital with voting rights of TmarPart, PT SGPS will have the right to appoint a member of the board of directors of TmarPart and two members of the Board of Directors of Oi and their respective alternates, from among executive administrators and executive officers of PT SGPS;

e.               Each increment of 7% of the share capital with voting rights of TmarPart held together by BNDESPAR, PREVI, PETROS and by FUNCEF, will give these entities the right to collectively appoint (a) a member of the Board of Directors of TmarPart and each of the controlled subsidiaries and the respective alternate; and (b) one member and respective alternate of the Board of Directors of Oi;

f.                The executive board of TmarPart will be composed of four directors;

g.               AG Telecom, LF Tel and FATL will, together, be entitled to appoint the CEO of TmarPart and another executive board member of TmarPart;

h.              While they together hold at least 12% of the share capital with voting rights of TmarPart, PREVI, PETROS and FUNCEF will together hold the right to appoint a board member of TmarPart;

i.                  While PT SGPS holds at least 12% of the share capital with voting rights of TmarPart, it will have the right to elect a board member of TmarPart;

j.                 AG Telecom, LF Tel, BNDESPAR, Bratel Brasil, FATL, PREVI, PETROS and FUNCEF will jointly elect, pursuant to the rules of the Global Shareholders Agreement, the CEO of each of the controlled subsidiaries;

k.              BNDESPAR, PREVI, PETROS and FUNCEF hold the right to together appoint a member of the Audit Committee of TmarPart, when functioning, and of each of the controlled subsidiaries; and

l.                  AG Telecom, LF Tel, BNDESPAR, Bratel Brasil, FATL, PREVI, FUNCEF and PETROS will hold prior meetings before shareholder meetings and the Board of Directors of TmarPart and the controlled subsidiaries, and will exercise their voting rights at TmarPart and the controlled subsidiaries and instruct their representatives on these Boards of Directors to vote, in accordance with the decisions made at previous meetings. Said parties may not exercise their votes, including the shares held directly in Oi and other relevant subsidiaries, to prevent the approval of matters previously approved at a prior meeting held under this Shareholders Agreement.

(iii)                               Under the Global Shareholders Agreement, each of the parties agreed:

a.              Not to enter into other shareholders agreements relating to shares of TmarPart, other than (i) the Global Shareholders Agreement, (ii) the Group Control Shareholders Agreement, (iii) the shareholders agreements entered into by Bratel Brasil, Andrade Gutierrez S.A. (“AGSA”) and Jereissati Telecom S.A. (“Jereissati Telecom”), and (iv) the shareholders agreement entered into by BNDESPAR, PREVI, FUNCEF and PETROS;

b.              Not to change the Global Shareholders Agreement, the Group Control Shareholders Agreement, the shareholders agreements entered into by Bratel Brasil, AGSA and Jereissati Telecom, nor the shareholders agreement entered into by BNDESPAR, PREVI, and FUNCEF PETROS, without the consent of all parties to the Global Shareholders Agreement;

c.               To not form any burden on the shares they hold in TmarPart, except for pledge or collateral, in accordance with the Global Shareholders Agreement;

d.              To assign certain rights of first refusal and monitoring in the event of sale (tag along) to other parties to the Global Shareholders Agreement in relation to any transfer of shares that they hold in TmarPart and to any transfer of the controlling shares of TmarPart;

e.               That other parties of the Global Shareholders Agreement have the right to sell, and PT SGPS (through Bratel Brasil) has a duty to buy, all of the shares held in TmarPart by the other parties, if Bratel Brasil acquires control of TmarPart;

f.                To offer shares that it holds to other parties to the Global Shareholders Agreement, if the shareholder suffers a change of control; and

g.               That the other shareholders have the right to acquire all shares of TmarPart held by Bratel Brasil in the event of a change of control of PT SGPS.

(2) Group Control Shareholders Agreement

(i)                                     The initial period of the Group Control Shareholders Agreement expires on 25 April 2048 and may be extended for successive ten year periods with the consent of all of the respective parties.

(ii)                                  Under the Group Control Shareholders Agreement, each of the parties agreed:

a.              To have prior meetings before the prior meetings to take place under the Global Shareholders Agreement, and exercise the voting rights attached to their common shares in TmarPart in accordance with the decisions taken at such previous meetings;

b.              That any common shares of TmarPart sold by a party to the Group Control Shareholders Agreement to any other party of the same agreement will remain subject to this agreement; and

c.               If a party to the Group Control Shareholders Agreement sells all or part of their shares in TmarPart to any other party or a third party, the buyer(s) and the seller, as appropriate, will be considered a block for purposes of exercising voting rights under the Group Control Shareholders Agreement (even if the buyer(s) is(are) already party(ies) to this Agreement) and such block will have prior meetings before the prior meetings of the parties to the Group Control Shareholders Agreement.

Rio Forte Investments

As mentioned above, included in the PT Assets contributed by PT SGPS in the Oi Capital Increase were short-term investments in commercial paper obligations issued by Rio Forte, and originally subscribed by PT SGPS and PT Finance, in the amount of Euro 897 million. The composition of the outstanding amount of the Rio Forte Investments at the time of the Oi Capital Increase on 5 May 2014 was as follows:

a)                                     On 15 April 2014, PT Finance subscribed to Euro 647 million in notes issued by Rio Forte, with maturity on 15 July 2014. The terms and conditions of this transaction defined the notes as unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness, with a yield of 3.75% per annum. The jurisdiction for dispute resolution was Luxembourg.

b)                                     On 15 April 2014, PT SGPS subscribed to Euro 200 million in notes issued by Rio Forte, with maturity on 15 July 2014. On 5 May 2014, which were transferred to PT Portugal as part of the process of transferring all assets and liabilities directly held by PT SGPS to PT Portugal in preparation for the contribution of PT Portugal in the Oi Capital Increase. These issuances were made through a private placement under the prospectus prepared by the issuer and dated 21 December 2012, entitled “Eur 1,000,000,000 Euro Medium Term Note Programme,” which was approved by the Luxembourg Commission de Surveillance du Secteur Financier. The terms and conditions of this operation defined the notes as senior unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness, with a yield of 3% per annum. The jurisdiction for dispute resolutions was Luxembourg; and

c)                                      On 17 April 2014, PT Finance subscribed to Euro 50 million in notes issued by Rio Forte, with maturity on 17 July 2014. This issuance was made through a private placement under the prospectus prepared by the issuer and dated 21 September 2012, entitled “Eur 1,000,000,000 Euro Medium Term Note Programme,” which was approved by the Luxembourg Commission de Surveillance du Secteur Financier. The terms and conditions of this transaction defined the notes as senior unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness, with a yield of 3.75% per annum. The jurisdiction for dispute resolutions was Luxembourg.

As a result of the Oi Capital Increase, PT Portugal and PTIF and their rights as creditors under the Rio Forte Investments were transferred to Oi. On 15 and 17 July 2014, Rio Forte defaulted on the Rio Forte Investments held by PT Portugal and PTIF.

On 22 July 2014, Rio Forte has filed for creditor protection/controlled management (gestion contrôlée) under Luxembourg law. Even though it recognized that it did not have the financial capacity to meet its financial commitments, it understood that the best protection for its creditors would be the adoption of this legal regime, a request that was denied by a Luxembourg court on 17 October 2014. Following this rejection, Rio Forte went into liquidation and was declared bankrupt by the Luxemburg Court on 8 December 2014. According to the most recent public announcement of the liquidation trustees, the deadline for claims for this debt in connection with this lawsuit ends on 1 June 2015.

Agreement on the terms to proceed with the Business Combination

On 28 July 2014, following the default by Rio Forte, PT SGPS and Oi announced that they had reached an agreement on the definitive terms of the main agreements to be signed following a new Memorandum of Understanding announced on 16 July 2014. The main terms of these contracts established that:

•                  PT SGPS would exchange Rio Forte Investments amounting to Euro 897 million with Oi, in exchange for 474,348,720 common shares plus 948,697,440 preferred shares of Oi (“Exchange Shares”) - adjusting for the effect of the reverse split of Oi shares on 22 December 2014, corresponding to 47,434,872 common shares and 94,869,744 preferred shares — representing 16.9% of its share capital;

•                  PT SGPS would be assigned an American non-transferable call option (“Call Option”) to acquire the Exchange Shares (with the strike price of R$2.0104 for common shares and R$1.8529 for preferred shares) — which, adjusting to the effect of the reverse split of Oi shares, corresponds to R$20.104 for common shares and R$18.529 for preferred shares, after the reverse split, which would be adjusted by the Brazilian CDI rate plus 1.5% per year;

•                  The Call Option on the Exchange Shares would enter into force on the date of the Exchange and mature in six years, the possibility of PT SGPS exercising this option expiring by 10% at the end of the first year, and 18% at the end of each subsequent year;

•                  Any amount received as a result of monetization of the Call Option by issuing any derivative instruments would have to be used to acquire shares pursuant to the exercise the Call Option;

•                  PT SGPS could only acquire shares of Oi or TmarPart through the exercise of the Call Option;

•                  The Call Option would be canceled if (i) the bylaws of PT SGPS were to be voluntarily altered to remove the 10% voting limitation, (ii) PT SGPS were to act as a competitor of Oi, or (iii) PT SGPS were to violate certain obligations arising from the definitive documentation, and

•                  The contracts would be concluded as soon as all corporate approvals were obtained and the Exchange, which was completed on 30 March 2015, would be subject to approval by CVM.

The terms of the agreements also included an alternative agreement to the previously announced merger of PT SGPS by TmarPart, in order to achieve the following objectives:

•                  Allow the merger of Oi into TmarPart and the migration to the Novo Mercado segment of BM&FBOVESPA be implemented as soon as possible, with the listing of TmarPart on BM&F Bovespa, Euronext Lisbon and NYSE;

•                  Subject to approval by the Board of Directors and at a general shareholders meeting convened specifically for this purpose, the implementation of an alternative structure to the PT SGPS Merger which would allow for the goal to be reached in the fastest and most efficient way possible, unifying the shareholder pools of both companies, and attributing to the shareholders of PT SGPS all of the TmarPart shares held by PT SGPS, after executing the Exchange and before exercising the Call Option, corresponding to a stake of 25.6% in TmarPart, adjusted by treasury shares, and

•                  PT SGPS would continue to be listed, its sole significant assets being those relating to the Rio Forte Investments and the Call Option.

The terms of the agreements, as described above, were approved on 8 September 2014 at the general shareholders meeting of PT SGPS, and the definitive agreements were signed on the same day. Implementation of the Exchange was in the meanwhile approved by the CVM.

Completion of the Exchange Agreement

On 24 March 2015, PT SGPS entered into an agreement with Oi, PT Portugal, PT Finance and TmarPart - Private Agreement for the Assignment of Rights and Obligations (“Assignment Agreement”), by means of which PT Portugal transferred to PT Finance the Rio Forte debt securities held by PT Portugal held by PT Portugal, and ceded to PT Finance all pertaining rights and obligations in connection with the Exchange Agreement (“Assignment”).

The Assignment Agreement also stipulated that the delivery of the Exchange Shares could be implemented by means of the transfer, by PT SGPS, of the Exchange Shares, or American Depositary Shares (“ADS”) of Oi, representative of the Exchange Shares, at PT SGPS’s criteria. Oi’s ADR Program is regulated by (1) the Depositary Agreement (Ordinary Shares), signed on 17 February 2012, as amended, between Oi, the Bank of New York Mellon, acting as depositary (“Depositary”), and all periodical holders of ADSs (American Depositary Shares) (“ADSs ON”), issued in the terms of the abovementioned Agreement; and (2) by the Depositary Agreement (Preferential Shares)

signed on 27 February 2012, as amended, between Oi, the Depositary, and all periodical holders of ADSs (American Depositary Shares) (“ADSs PN”), issued in the terms of the abovementioned Agreement.

On 30 March 2015, the Exchange was concluded, by means of which PT SGPS (1) deposited Oi’s shares object of the Exchange with the Depositary; and (2) instructed the Depositary to register the transfer of 47,434,872 ADSs ON and 94,869,744 ADSs PN (as a whole, the “Exchange ADSs”) to PT Finance, representing Oi’s shares object of the Exchange.

Therefore, on 30 March 2015, PT SGPS transferred the Exchange ADSs to PT Finance, and PT Finance transferred to PT SGPS the Rio Forte Investments in the total nominal amount of 897 million Euros.

On 30 March 2015, the Call Option was in force and effective.

Negotiations between PT SGPS and the major shareholders of Oi were concluded on 31 March 2015. Such negotiations were aimed at arriving at a new agreement between the parties concerning the Oi corporate structure and governance model, given the impossibility of migrating TmarPart to the Novo Mercado segment of BM&FBovespa as of 31 March 2015. The drafting of a new agreement was key to anticipate the main benefits disclosed to shareholders at the time of the Oi Capital Increase, settled on 5 May 2014. This agreement does not limit the efforts to achieve listing on the Novo Mercado segment of BM&FBOVESPA.

The parties have agreed to a new corporate structure and governance model for Oi (the “New Structure”) which, in addition to the benefits and objectives disclosed following the Memorandum of Understanding, will allow Oi to antecipate a new governance model that will cover the main characteristics of the Novo Mercado segment of BM&FBOVESPA.

•                  All these significant alterations to Oi’s corporate structure will be submitted for approval at a general shareholders’ meeting of Oi and will be implemented as quickly as possible, after approval from Agência Nacional de Telecomunicações Brasileira (“ANATEL”).

•                  Considering the consummation, on 30 March 2015, of the Exchange between PT SGPS and PT Finance of ordinary and preferential shares of Oi’s capital, for Rio Forte Investments (“the Exchange”), the Call Option Agreement, signed on 8 September 2014 (“Call Option Agreement”), came into effect. An amendment (“Amendment”) to the Call Option Agreement was entered into, as was disclosed at the time, which will allow PT SGPS to achieve liquidity for its Call Option through a market sale, independent of previous consent from Oi, with Oi having a right of first refusal, if PT SGPS decides to transfer the Call Option to a third party. The Amendment is subject to approval by a general shareholders meeting of Oi to occur until 31 August 2015, and, if applicable, approval by the CVM, and Oi has committed to calling a general shareholders’ meeting in order to vote on the Amendment and the primary shareholders of Oi have committed to vote in favor of approving the Amendment.

Sale of the share capital of PT Portugal by Oi

On 2 November 2014, Oi received a firm offer to acquire the assets of PT Portugal from Altice S.A. (“Altice”), related to its operating activities. The amount of the offer was Euro 7.025 billion, excluding cash and debt, including and earn-out of Euro 500 million dependent on the generation of future revenue, and a 2nd earn-out of Euro 400 million dependent on the future generation of operating free cash flow. This offer excludes the investments of PT Portugal in Africatel GmbH and Timor Telecom, S.A., the debt of PT Portugal, and the Rio Forte Investments.

Oi received a second offer to sell the assets of PT Portugal on 11 November 2014, presented as a joint offer by Apax Partners LLP (“Apax”) and Bain Capital Funds (“Bain”). This proposed acquisition amounted to Euro 7.075 billion, excluding cash and debt, contemplating earn-outs identical to the Altice offer. Apax and Bain did not offer to acquire the business of PT Portugal in Africa, the debt of this entity or the Rio Forte Investments.

On 1 December 2014, as a result of the evaluation of the offers submitted, Oi signed an exclusive agreement with Altice, effective for a period of 90 days, to allow Oi and Altice to negotiate and agree to the final terms of the sale of PT Portugal, and for Oi to obtain corporate authorizations necessary to sell the entity.

On 8 December 2014, the Board of Directors of Oi resolved in favor of the general terms and conditions of the sale of all of the shares of PT Portugal in favor of Altice, which essentially involves the operations carried out by PT Portugal in Portugal and Hungary. The approved transaction involves the sale of shares of PT Portugal, at an enterprise value corresponding to Euro 7.4 billion, with cash adjustments and debt, including the provision of an earn-out of Euro 500 million related to generation of future revenue of PT Portugal. Completion of the transaction will be preceded by an act of corporate reorganization, in order to delimit the businesses to be sold and businesses that will be segregated from PT Portugal, as described above. The sale of PT Portugal was approved at the general shareholders’ meeting of PT SGPS on 22 January 2015, which was a condition precedent for the effectiveness of the PT Portugal share purchase agreement.

On 22 April 2015, the preceding conditions were met, pertaining to (i) the approval, by the European Commission, and (ii) no opposition by Autoridade de Supervisão de Seguros e Fundos de Pensões (former Instituto de Seguros de Portugal) to the indirect equity interest held by Altice Portugal S.A. representing of 82.05% of the share capital of Previsão — Sociedade Gestora de Fundos de Pensões, S.A. According to the press release by the European Commission of 20 April 2015, to which the above mentioned notification from Altice Portugal S.A. refers, the approval by the Commission is subject to the sale of current businesses of the French group in Portugal, namely Cabovisão and ONI.

Prior to the effectiveness of the sale and as condition precedent to the sale, the contract stipulates that certain acts of restructuring in the company should be performed, which are currently under way, with the purpose of outlining the businesses which are to be sold and segregating PT Portugal’s investments which are not to be sold by Oi, including the investments in Africatel GmbH, Timor Telecom S.A., as well as a part or the whole of PT Portugal’s debt.

Shareholder remuneration

On 29 January 2015, the Board of Directors of Oi reported the cancellation of the Shareholders Remuneration Policy for the 2013-2016 fiscal years, a policy that was communicated on 13 August 2013. In view of the decision made, Oi is only subject to the provisions of Law 6,404/76, and the Company’s Bylaws. The canceled policy provided for dividends for the 2013-2016 fiscal years, an estimated amount of R$500 million, which represented the minimum dividend that met the following objectives: i) payment of dividends corresponding to the greater of 25% of the adjusted net income for the fiscal year, 3% of Net Assets or 6% of the Share Capital; and ii) to ensure equitable payments among the classes of common and preferred shares.

Delisting of PT SGPS’ ADS

On 9 March 2015 the Board of Directors of PT SGPS approved the delisting of its ADSs from the NYSE. 27 March 2015 was the last day PT SGPS ADSs were traded at the NYSE and the delisting of PT SGPS ADSs from trading at the NYSE became effective on 30 March 2015. After the delisting of ADS from the NYSE, the PT SGPS ADSs have traded on the U.S. over-the-counter market and PT SGPS shares continue to trade on the Euronext Lisbon. The decision was made after (i) PT SGPS has received a letter from the NYSE, dated 6 February 2015, giving notice that PT SGPS was below the continued listing criteria set forth in Section 801.02C of the NYSE Listed Company Manual because the average closing price of its ADSs had been less than US$1.00 over a 30 consecutive trading day period. In light of these factors, and in order to achieve cost savings by eliminating costs associated with maintaining a listing on the NYSE, PT SGPS decided to delist the ADSs. PT SGPS currently intends to maintain its American Depositary Receipt facility, which will enable investors to retain their ADSs and trade those ADSs in the U.S. over-the-counter market. In addition, PT SGPS will continue to be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, including the requirement to file annual reports on Form 20-F and to submit reports on Form 6-K.

Corporate bodies

The following changes were made to the governing bodies of PT SGPS, throughout the first quarter of 2015:

•                  Termination of duties due to resignation of the members of the Board of Directors:

•                 Francisco Teixeira Pereira Soares, on 27 February 2015

•                 Paulo José Lopes Varela, on 16 March 2015

•                 Luís Pacheco de Mello, on 18 March 2015

•                 Maria Helena Vaz de Carvalho Nazaré, on 31 March 2015

•                  Designation, by appointment, of the members of the Board of Directors:

•                 João Manuel Pisco de Castro, on 17 March 2015

•                  Designation of a new representative for investor relations and with the Portuguese Securities and Exchange Commission:

•                 Luis Manuel da Costa de Sousa de Macedo, on 26 January 2015

Portugal Telecom

Consolidated financial statements

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

THREE MONTH PERIODS ENDED 31 MARCH 2015 AND 2014

Euro

	Notes	1Q15	1Q14 Restated
CONTINUING OPERATIONS
COSTS, LOSSES AND (INCOME)
Wages and salaries	5	1,005,909	3,182,911
Supplies, external services and other expenses	6	2,496,890	890,160
Indirect taxes	7	469,056	639,991
Depreciation		23,654	46,038
Losses on disposal of fixed assets, net		—	31,691
Net other gains		—	(490,244)
		3,995,509	4,300,547
Loss before financial results and taxes		(3,995,509)	(4,300,547)
FINANCIAL LOSSES AND (GAINS)
Net interest income	8	(200,268)	(6,800,617)
Net foreign currency exchange gains		(26,258)	(66,715)
Equity in losses of joint ventures	13	38,654,670	16,668,786
Net other financial losses (gains)		568,920	(172,675)
		38,997,064	9,628,779
Loss before taxes		(42,992,573)	(13,929,326)
Income taxes	9	46	65,084
Net loss from continuing operations		(42,992,619)	(13,994,410)
DISCONTINUED OPERATIONS
Net income from discontinued operations	10	—	8,854,311
NET LOSS		(42,992,619)	(5,140,099)
Attributable to non-controlling interests		—	9,582,621
Attributable to equity holders of the parent		(42,992,619)	(14,722,720)

Earnings per share from continuing operations
Basic	11	(0.05)	(0.02)
Diluted	11	(0.05)	(0.02)
Earnings per share
Basic	11	(0.05)	(0.02)
Diluted	11	(0.05)	(0.02)

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOM

THREE MONTH PERIODS ENDED 31 MARCH 2015 AND 2014

Euro

	1Q15	1Q14
Net loss recognised in the income statement	(42,992,619)	(5,140,099)

Income (expenses) recognised directly in shareholders’ equity
Items that may be reclassified subsequently to the income statement
Translation of foreign investments (i)	(24,659,319)	106,823,303
Share in other comprehensive income of joint ventures (ii)	213,263	9,466,233
Items that will not be reclassified to the income statement
Post retirement benefits
Net actuarial gains	—	28,330,757
Tax effect	—	(6,516,074)
Other expenses recognised directly in shareholders’ equity, net (iii)	1,411,790	6,606,483
Total earnings (losses) recognised directly in shareholders’ equity	(23,034,266)	144,710,702

Total comprehensive income (loss)	(66,026,885)	139,570,603
Attributable to non-controlling interests	—	9,709,128
Attributable to equity holders of the parent	(66,026,885)	129,861,475

(i) Losses recorded in the first quarter of 2015 and gains recorded in the first quarter 2014 relate mainly to the impact of, respectively, the depreciation and appreciation of the Real against the Euro on the investments in Brazil.

(ii) This caption relates to the effective share of PT SGPS in fair value changes of Oi’s derivative hedge instruments.

(iii) In the first quarter 2015, this caption corresponds to PT SGPS’s effective share in actuarial gains recorded by Oi regarding its post retirement benefits plans. In the first quarter of 2014, this caption includes the share of PT SGPS in losses recorded directly in equity by Oi , as well as other losses recorded directly in equity by companies that were classified as discontinued operations following the capital increase of Oi held on 5 May 2014.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 MARCH 2015 AND 31 DECEMBER 2014

	Notes	31 Mar 2015	31 Dec 2014
ASSETS
Current Assets
Cash and cash equivalents	18.c	104,299,925	109,511,599
Accounts receivable		228,524	67,430
Taxes receivable		5,694,331	6,135,935
Prepaid expenses		286,725	11,997
Non-current assets held for sale	12	—	388,380,655
Total current assets		110,509,505	504,107,616
Non-Current Assets
Taxes receivable		12,710	3,440
Investments in joint ventures	13	794,205,376	714,177,448
Tangible assets		182,024	163,866
Other non-current assets	14	220,264,286	—
Total non-current assets		1,014,664,396	714,344,754
Total assets		1,125,173,901	1,218,452,370
LIABILITIES
Current Liabilities
Short-term debt		81,719	54,084
Accounts payable	15	15,851,090	8,961,143
Accrued expenses	16	21,541,248	23,449,284
Taxes payable		170,104	5,356,014
Provisions	17	75,858	27,186,177
Other current liabilities		856,550	856,549
Total current liabilities		38,576,569	65,863,251
Non-Current Liabilities
Medium and long-term debt		84,620	49,523
Taxes payable		38,593	38,593
Total non-current liabilities		123,213	88,116
Total liabilities		38,699,782	65,951,367
SHAREHOLDERS’ EQUITY
Share capital		26,895,375	26,895,375
Treasury shares		(178,071,827)	(178,071,827)
Legal reserve		6,773,139	6,773,139
Reserve for treasury shares		185,042,147	185,042,147
Other reserves and accumulated earnings		1,045,835,285	1,111,862,169
Total equity		1,086,474,119	1,152,501,003
Total liabilities and shareholders’ equity		1,125,173,901	1,218,452,370

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
THREE MONTH PERIODS ENDED 31 MARCH 2015 AND 2014

Euro

						Other reserves	Equity
						and	excluding non-	Non-
	Share	Treasury	Legal	Reserve for	Revaluation	accumulated	controlling	controlling	Total
	capital	shares	reserve	treasury shares	reserve	earnings	interests	interests	equity
Balance as at 31 December 2013	26,895,375	(337,520,916)	6,773,139	6,970,320	516,587,428	1,421,614,031	1,641,319,377	225,495,738	1,866,815,115
Realization of revaluation reserve	—	—	—	—	(8,149,504)	8,149,504	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	—	144,584,195	144,584,195	126,507	144,710,702
Income (loss) recognized in the income statement	—	—	—	—	—	(14,722,720)	(14,722,720)	9,582,621	(5,140,099)
Balance as at 31 March 2014	26,895,375	(337,520,916)	6,773,139	6,970,320	508,437,924	1,559,625,010	1,771,180,852	235,204,866	2,006,385,718

Euro

					Other reserves	Equity
					and	excluding non-	Non-
	Share	Treasury	Legal	Reserve for	accumulated	controlling	controlling	Total
	capital	shares	reserve	treasury shares	earnings	interests	interests	equity
Balance as at 31 December 2014	26,895,375	(178,071,827)	6,773,139	185,042,147	1,111,862,169	1,152,501,003	—	1,152,501,003
Income (expenses) recognized directly in equity	—	—	—	—	(23,034,265)	(23,034,265)	—	(23,034,265)
Income (loss) recognized in the income statement	—	—	—	—	(42,992,619)	(42,992,619)		(42,992,619)
Balance as at 31 March 2015	26,895,375	(178,071,827)	6,773,139	185,042,147	1,045,835,285	1,086,474,119	—	1,086,474,119

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

THREE MONTH PERIODS ENDED 31 MARCH 2015 AND 2014

Euro

	Notes	1Q15	1Q14 Restated

OPERATING ACTIVITIES
Payments to suppliers		(3,993,406)	(632,572)
Payments to employees		(1,162,869)	(5,787,425)
Payments relating to income taxes		578,400	(5,723,387)
Other cash receipts, net		177,483	—
Cash flows from operating activities related to continuing operations		(4,400,392)	(12,143,384)
Cash flows from operating activities related to discontinued operations	10		229,187,483
Cash flows from operating activities (1)		(4,400,392)	217,044,099

INVESTING ACTIVITIES
Cash receipts resulting from:
Tangible and intangible assets		—	5,343
Interest and related income	18.a	180,375	9,315,241
		180,375	9,320,584
Payments resulting from:
Short-term financial applications		—	(2,776,124)
Financial investments		—	(18,472)
Tangible and intangible assets		—	(52,386)
		—	(2,846,982)
Cash flows from investing activities related to continuing operations		180,375	6,473,602
Cash flows from investing activities related to discontinued operations	10		(294,557,995)
Cash flows from investing activities (2)		180,375	(288,084,393)

FINANCING ACTIVITIES
Payments resulting from:
Loans obtained	18.b	(32,200)	(52,445)
Interest and related expenses		(765,988)	(4,225)
Cash flows from financing activities related to continuing operations		(798,188)	(56,670)
Cash flows from financing activities related to discontinued operations	10		(315,529,658)
Cash flows from financing activities (3)		(798,188)	(315,586,328)

Cash and cash equivalents at the beginning of the period		109,511,599	1,658,950,514
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(5,018,205)	(386,626,622)
Effect of exchange differences		(193,469)	4,514,720
Cash and cash equivalents at the end of the period	18.c	104,299,925	1,276,838,612

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements as at 31 March 2015

(Amounts stated in Euros, except where otherwise mentioned)

1.                  Introduction

As of 31 December 2014, following the Oi Capital Increase completed on 5 May 2014, PT SGPS held an effective interest of 39.7% in Oi, including an interest that was classified has a non-current asset held for sale (Note 12) in connection with the Exchange entered into on 8 September 2014 and completed on 30 March 2015, and a remaining interest of 22.8% that was classified as an investment in joint ventures (Note 13) and therefore recognized according to the equity method of accounting.

On 30 March 2015, the Exchange was completed, whereby PT SGPS (1) transferred to PT Finance 47,434,872 common shares of Oi and 94,869,744 preferred shares of Oi (after giving effect to the reverse share split of Oi), and (2) received from PT Finance the Rio Forte Investments, the notional value of which amounts to Euro 897 million, and a Call Option on the above mentioned shares whose main features are described below.

After the completion of the Exchange, PT SGPS holds (1) an effective share of 27.5% in Oi, corresponding to the 22.8% share referred to above plus 4.7% due to the decrease in the number of outstanding shares of Oi, (2) the Rio Forte Investments, with nominal value of Euro 897 million, and (3) the Call Option on 47,434,872 common shares and 94,869,744 preferred shares of Oi with an exercise price of R$20.104 for common shares and R$18.529 for preferred shares (after giving effect to the reverse share split of Oi), and with a 6-year maturity. The Call Option has partial expiration dates throughout the period so the option volume is reduced by 10% at the end of the first year and by 18% per year thereafter.

In March 2015, an amendment of the Call Option Agreement (“Amendment”), executed on 8 September 2014, was signed, which will allow PT SGPS to achieve liquidity for its Call Option through market sales, without requiring Oi approval, provided that Oi has a right of first refusal in case PT SGPS decides to sell the Call Option to a third party. The Amendment is subject to the approval of the shareholders’ meeting of Oi and, if applicable, to the approval of the Brazilian securities and exchange commission (Comissão de Valores Mobiliários, or “CVM”). Oi has agreed to issue a call notice for a general meeting of its shareholders to deliberate upon the Amendment on or before 31 August 2015, to be held on or before 30 September 2015, and the relevant shareholders of Oi are committed to vote in favor of the approval of the Amendment.

At the end of March 2015, the parties agreed on a new model of corporate and management structure of Oi (“New Structure”), which apart from the benefits and purposes previously disclosed, has the following features:

•                  A corporate and management restructuring of Oi, eliminating the need to list TmarPart.

•                  Approval of new Bylaws of Oi, as well as an additional agreement regarding the provisional voting agreement of the shareholders, which will be in effect until the execution of the New Structure, which will allow: (i) the execution of a voluntary exchange program of preferred shares into common shares issued by Oi, with a ratio of 0.9211 common share to each preferred share, subject to the participation of at least two-thirds of the preferred shares within a period of 30 days following the general shareholders’ meeting of Oi, in order to provide to all shareholders with the right to vote and to maximize the possibility of a single class of shares; (ii) the implementation of the principle of one share, one vote. However, in order to preserve the balance between shareholders and the dispersion of shareholding control envisaged at the moment of the Oi Capital Increase, a 15% limitation of voting rights applicable to all the shareholders of Oi was agreed to be included in the Bylaws of Oi. This limitation will cease to be applicable upon the occurrence of certain events, including a capital increase, a corporate restructuring or a tender offer, which result in a dilution of the existing shareholder base (or the acquisition of shares, as the case may be) greater than 50%; (iii) to further improve liquidity, eliminating the lock-up agreements of all shareholders; (iv) the appointment of a new Board of Directors of Oi, with significant participation of independent members, in which the previous parity in TmarPart between the representatives of PT SGPS and of the Brazilian shareholders will remain in force; (v) the extinction of TmarPart, which will be merged into Oi, which will result in the termination of the existing shareholders’ agreements, ensuring the dispersion of shareholder control of Oi; and (vi) the crystallization of financial synergies, through the merger of the controlling companies of Oi, directly and indirectly.

The New Structure will be executed as soon as possible, and no later than 31 October 2015. Thus, Oi will bring forward a new model of governance which will reflect the main features of the Novo Mercado segment of BM&FBOVESPA. All these significant changes will be submitted to the approval of the shareholders’ meeting of Oi and will be executed as soon as possible after the approval of the Brazilian federal telecommunications regulator (“ANATEL”).

2.                  Basis of presentation

These interim consolidated financial statements have been presented in accordance with IAS 34 Interim Financial Reporting (“IAS 34”). Consequently, these financial statements do not include all the information required by the International Financial Reporting Standards (“IFRS”) as adopted by the European Union and accordingly should be read in conjunction with the consolidated financial statements for the year ended 31 December 2014. In addition, further explanations for the main changes of revenues and costs are disclosed in our interim management report, which should be read in conjunction with these interim consolidated financial statements.

After 5 May 2014, PT SGPS no longer fully consolidates the majority of the businesses held prior to that date, which were contributed to Oi in the Oi Capital Increase. Revenues, costs and cash flows of these businesses prior to that date are presented under line items of discontinued operations and as a result the Consolidated Statements of Income and Cash Flows for the three month period ended 31 March 2014 were restated accordingly (Note 3).

3.                  Changes in accounting policies

PT SGPS restated the Consolidated Income Statement and the Consolidated Statement of Cash Flows for the three month period ended 31 March 2014 by presenting revenues, costs and cash flows of the businesses contributed to the Oi Capital Increase under line items of discontinued operations, as referred to in Note 2. The impacts of this restatement are as follows:

Consolidated Income Statement for the three months period ended 31 March 2014	Euro

	Prior to	Discontinued	Restated
	restatement	operations	statement
Total revenues	689,976,747	(689,976,747)	—
Costs, losses and (income)
Wages and salaries	100,246,825	(97,063,914)	3,182,911
Direct costs	114,777,708	(114,777,708)	—
Commercial costs	55,316,087	(55,316,087)	—
Supplies, external services and other expenses	125,599,348	(124,709,188)	890,160
Indirect taxes	12,024,775	(11,384,784)	639,991
Provisions and adjustments	2,691,673	(2,691,673)	—
Depreciation and amortisation	173,524,820	(173,478,782)	46,038
Post retirement benefits costs	10,416,815	(10,416,815)	—
Curtailment costs	263,873	(263,873)	—
Losses (gains) on disposal of fixed assets, net	(159,716)	191,407	31,691
Other operating expenses, net	6,240,630	(6,730,874)	(490,244)
Income (loss) before financial results and taxes	89,033,909	(93,334,456)	(4,300,547)
Net interest expenses	65,651,250	(72,451,867)	(6,800,617)
Equity in losses of joint ventures	18,204,317	(1,535,531)	16,668,786
Equity in earnings of associated companies, net	(21,661,989)	21,661,989	—
Net other financial losses	15,976,566	(16,215,956)	(239,390)
Income taxes	16,003,864	(15,938,780)	65,084
Net loss from continuing operations	(5,140,099)	(8,854,311)	(13,994,410)
Net income from discontinued operations	—	8,854,311	8,854,311
Net loss	(5,140,099)	—	(5,140,099)
Attributable to non-controlling interests	9,582,621	—	9,582,621
Attributable to equity holders of the parent	(14,722,720)	—	(14,722,720)
Earnings per share attributable to the equity holders of the parent
Basic	(0.02)	—	(0.02)
Diluted	(0.02)	—	(0.02)

Consolidated Statement of Cash Flows for period ended 31 March 2014	Euro

	Prior to	Discontinued	Restated
	restatement	operations	statement
OPERATING ACTIVITIES
Collections from clients	788,056,412	(788,056,412)	—
Payments to suppliers	(345,948,290)	345,315,718	(632,572)
Payments to employees	(108,484,933)	102,697,508	(5,787,425)
Payments relating to income taxes	(19,435,908)	13,712,521	(5,723,387)
Payments relating to post retirement benefits, net	(50,468,547)	50,468,547	—
Payments relating to indirect taxes and other	(46,674,635)	46,674,635	—
Cash flows from operating activities from continuing operations	217,044,099	(229,187,483)	(12,143,384)
Cash flows from operating activities from discontinued operations	—	229,187,483	229,187,483
Cash flows from operating activities (1)	217,044,099	—	217,044,099

INVESTING ACTIVITIES
Short-term financial applications	(150,293,011)	147,516,887	(2,776,124)
Interest and related income	23,399,954	(14,084,713)	9,315,241
Dividends	1,056,627	(1,056,627)	—
Financial investments	(3,931,612)	3,913,140	(18,472)
Tangible and intangible assets	(158,461,868)	158,414,825	(47,043)
Other investing activities	145,517	(145,517)	—
Cash flows from investing activities related to continuing operations	(288,084,393)	294,557,995	6,473,602
Cash flows from investing activities related to discontinued operations	—	(294,557,995)	(294,557,995)
Cash flows from investing activities (2)	(288,084,393)	—	(288,084,393)

FINANCING ACTIVITIES
Loans	(150,141,933)	150,089,488	(52,445)
Interest and related expenses	(156,695,297)	156,691,072	(4,225)
Dividends	(9,798,073)	9,798,073	—
Other financing activities	1,048,975	(1,048,975)	—
Cash flows from financing activities related to continuing operations	(315,586,328)	315,529,658	(56,670)
Cash flows from financing activities related to discontinued operations	—	(315,529,658)	(315,529,658)
Cash flows from financing activities (3)	(315,586,328)	—	(315,586,328)

Cash and cash equivalents at the beginning of the period	1,658,950,514	—	1,658,950,514
Change in cash and cash equivalents (4)=(1)+(2)+(3)	(386,626,622)	—	(386,626,622)
Effect of exchange differences	4,514,720	—	4,514,720
Cash and cash equivalents at the end of the period	1,276,838,612	—	1,276,838,612

4.                  Exchange rates used to translate foreign currency financial statements

As at 31 March 2015 and 31 December 2014, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates to the Euro:

Currency	31 Mar 2015	31 Dec 2014

Real	3.4958	3.2207
USD	1.0759	1.2141

During the three month periods ended 31 March 2015 and 2014, the income statements of subsidiaries and joint ventures denominated in foreign currencies were translated to Euros using the following average exchange rates to the Euro:

Currency	1Q15	1Q14

Real	3.2236	3.2400
USD	1.1261	1.3696

5.                  Wages and salaries

The composition of this caption in the three month periods ended 31 March 2015 and 2014 is as follows:

Euro

	1Q15	1Q14
Fixed and variable remuneration (i)	868,009	2,773,538
Social security	130,434	351,224
Other	7,466	58,149
	1,005,909	3,182,911

(i)        The decrease in this caption reflects primarily lower variable remunerations.

6.                  Supplies, external services and other expenses

The composition of this caption in the three month periods ended 31 March 2015 and 2014 is as follows:

Euro

	1Q15	1Q14
Specialized work (i)	1,979,997	501,710
Insurance	151,853	115,542
Travelling	102,410	95,852
Other	262,630	177,056
	2,496,890	890,160

(i)        The increase in this caption reflects primarily audit fees as well as certain financial consultancy expenses and legal fees incurred in connection with the business combination between PT SGPS and Oi and the tender offer to which PT SGPS was subject.

7.                  Indirect taxes

The composition of this caption in the three month periods ended 31 March 2015 and 2014 is as follows:

Euro

	1Q15	1Q14
Value added tax	451,022	581,249
Other	18,034	58,743
	469,056	639,991

8.                  Net interest income

The composition of this caption in the three month periods ended 31 March 2015 and 2014 is as follows:

	1Q15	1Q14
Interest expense
Other	—	363,673
Interest income
Related to cash and cash equivalents (i)	(167,243)	(6,795,609)
Other	(33,026)	(368,682)
	(200,268)	(6,800,617)

(i)        Interest income in the first quarter of 2014 relates to cash amounts that existed at Bratel Brasil and were used on 5 May 2014 to subscribe debentures (convertible into equity) issued by the controlling holding companies of Oi.

9.                  Income taxes

In January 2015, companies located in mainland Portugal are subject to Corporate Income Tax at a base rate of 21% (23% in 2014), plus (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) a state surcharge levied at the rates of 3.0% on taxable income between Euro 1.5 million and Euro 7.5 million, 5.0% on taxable income between Euro 7.5 million and Euro 35.0 million and 7.0% on taxable income in excess of Euro 35.0 million, resulting in a maximum aggregate tax rate of approximately 29.5% (31.5% in 2014) for taxable income higher than Euro 35.0 million. When calculating taxable income to which the above tax rate is applied, non-tax-deductible amounts are added to or subtracted from accounting records.

The reconciliation between the nominal and the effective income tax expense for the three month periods ended 31 March 2015 and 2014 is as follows:

Euro

	1Q15	1Q14
Income before taxes	(42,992,573)	(13,929,326)
Statutory tax rate	21.0%	23.0%
	(9,028,440)	(3,203,745)
Difference in tax rates (i)	(19,587)	310,527
Permanent differences (ii)	8,117,481	3,833,821
Adjustments to the income taxes of previous years (iii)	506,976	(844,510)
Other	423,616	(31,009)
	46	65,084
Income tax
Income tax-current	46	(704,515)
Deferred taxes	—	769,599
	46	65,084

(i)

This caption corresponds to the impact of the difference between the base tax rate applicable in Portugal and the tax rate applicable to Bratel Brasil, the results of which are taxable at a rate of 34%.

(ii)	This caption relates primarily to PT SGPS’s share in losses of joint ventures recorded through the equity method of accounting, which are not deductible for tax purposes.

(iii)	This caption relates to adjustments to the income tax estimate of previous years.

10.           Discontinued operations

On 5 May 2014, PT SGPS contributed the majority of its businesses to the Oi Capital Increase. As a result, revenues and costs of these businesses in the three month period ended 31 March 2014 were presented under the caption “Net income from discontinued operations”. The detail of this caption is as follows:

Euro

1Q14
Operating revenues	689,976,747
Operating costs	(596,642,291)
Income before financial results and taxes	93,334,456
Net financial losses	(68,541,365)
Income before income taxes	24,793,091
Provision for income taxes	(15,938,780)
Net income from discontinued operations	8,854,311

Cash flows from discontinued operations in the three month period ended 31 March 2014 were as follows:

Euro

1Q14
Operating activities (i)	229,187,483
Investing activities (ii)	(294,557,995)
Financing activities (iii)	(315,529,658)
(380,900,170)

(i)             Cash flows from operating activities relating to discontinued operations in the first quarter 2014 correspond to the operating activities of the businesses contributed to the Oi Capital Increase on 5 May, including primarily cash receipts from clients (Euro 788 million), payments to suppliers (Euro 345 million), payments to employees (Euro 103 million), payments relating to post retirement benefits (Euro 50 million) and payments relating to indirect taxes, fees and other operating expenses (Euro 47 million).

(ii)          Cash flows from investing activities relating to discontinued operations mainly include primarily payments for the acquisition of tangible and intangible fixed assets (Euro 159 million) and payments for new financial applications entered into (Euro 148 million), net of cash receipts from interest and related income amounting to Euro 14 million.

(iii)       Cash flows from financing activities relating to discontinued operations primarily reflect cash payments relating to loans repaid (Euro 150 million) and interest and related costs regarding these loans (Euro 157 million). The majority of consolidated gross debt was transferred to Oi in connection with the Oi Capital Increase, completed on 5 May 2015, as a result of which the related cash flows were classified as cash flows from financing activities relating to discontinued operations.

11.           Earnings per share

Earnings per share for the three month periods ended 31 March 2015 and 2014 were calculated as follows:

Euro

		1Q15	1Q14
Loss from continuing operations	(1)	(42,992,619)	(13,994,410)
Loss from discontinued operations, net of non-controlling interests	(2)	—	(728,310)
Net loss attributable to equity holders Portugal Telecom	(3)	(42,992,619)	(14,722,720)
Financial costs related to exchangeable bonds (net of tax) (i)	(4)	—	7,906,692
Net loss considered in the computation of the diluted earnings per share	(5)	(42,992,619)	(6,816,028)
Weighted average common shares outstanding in the period (ii)	(6)	875,872,500	855,103,005
Effect of the exchangeable bonds (i)		—	84,175,084
	(7)	875,872,500	939,278,089
Earnings per share from continuing operations
Basic	(1)/(6)	(0.05)	(0.02)
Diluted	[(1)+(4)]/(7)	(0.05)	(0.02)
Earnings per share from discontinued operations, net of non-controlling interests
Basic	(2)/(6)	—	(0.00)
Diluted	(2)/(7)	—	(0.00)
Earnings per share attributable to equity holders of Portugal Telecom
Basic	(3)/(6)	(0.05)	(0.02)
Diluted	(5)/(7)	(0.05)	(0.02)

(i)             Dilutive effects correspond to the impact of the loans for convertible bonds issued in August 2007, and were applicable up to 5 May 2014 when this financing was transferred to PT Portugal in connection with the Oi Capital Increase.

(ii)          On 31 March 2015, weighted average shares outstanding were calculated considering the 896,512,500 issued shares adjusted for 20,640,000 treasury shares. On 31 March 2014, weighted average shares outstanding were calculated considering the 896,512,500 issued shares adjusted for (1) 20,640,000 treasury shares, applicable for all periods presented, and (2) PT SGPS’s share in its own shares that were acquired by Telemar Norte Leste S.A. in 2011 and 2012, under the strategic partnership between PT SGPS and Oi. On 5 May 2014, following the Oi Capital Increase, PT SGPS derecognized the related treasury shares held indirectly through the investment in Oi.

12.           Non-current assets held for sale

On 8 September 2014 (Note 1), PT SGPS entered into an Exchange Agreement with Oi, whereby PT SGPS agreed to deliver 47,434,872 common shares and 94,869,744 preferred shares of Oi, receiving in return the debt securities of Rio Forte and the Call Option on these shares of Oi (Note 1). Thus, as from that date, those shares were classified as a non-current asset held for sale and measured at fair value based on the quoted price of Oi shares.

The fair value of Oi shares in connection with the Exchange amounted to Euro 388 million as at December 31, 2014 and Euro 239 million on 30 March 2015, the date the Exchange was executed. This transaction did not have any impact on net income given that:

•             A loss of Euro 149 million was recorded primarily as a result of the decrease in the fair value of the shares in connection with the Exchange between 1 January and 30 March 2015, which reflects the devaluation of Oi shares and the depreciation of the Real against the Euro.

•             A loss of Euro 19 million was recorded primarily as a result of the difference between the fair value of Oi shares delivered (Euro 239 million) and the fair value of the assets received (Euro 220 million - Note 14) under the completion of the Exchange.

•             The above mentioned losses were offset by the reversal of a provision amounting to Euro 168 million (Note 17) recorded on 31 December 2014 in connection with the completion of the Exchange Agreement.

13.           Investments in joint ventures

This line item corresponds to investments in joint ventures, including mainly investments in Oi and its controlling holding companies.

On 8 September 2014, as explained above, PT SGPS entered into an Exchange Agreement with Oi, for the Exchange of a portion of Oi shares held directly by PT SGPS for the Rio Forte Investment and the Call Option. The Exchange was completed on 30 March 2015, after obtaining all necessary approvals. As a result of the Exchange, the portion of the investment in Oi delivered in connection with the Exchange was classified as a non-current asset held for sale and measured at fair value based on the price of Oi shares (Note 12). The remaining interest of 22.8%, including the interests of 15.9% and 3.0% held directly by PT SGPS and Bratel Brasil, respectively, and the interest of 3.9% owned indirectly through the controlling holding companies of Oi, remained classified as an investment in joint ventures as at 31 December 2014 and measured according to the equity method of accounting.

13.1. Detail of investments in joint ventures

As required by IFRS 11, investments in joint ventures were accounted for by the equity method of accounting. As at 31 March 2015 and 31 December 2014, the detail of these investments was as follows:

Euro million

	31 Mar 2015	31 Dec 2014
Direct investment in each entity
Oi (i)	642	574
Telemar Participações (ii)	8	7
EDSP75 Participações (iii)	48	44
PASA Participações (iii)	49	46
Sayed RJ Participações (iv)	23	21
Venus RJ Participações (iv)	24	22
	794	714
Effective investment in each entity
Oi (v)	775	693
Controlling holding companies of Oi (vi)	19	21
	794	714

(i)             On 31 March 2015 and 31 December 2014, this investment reflects PT SGPS’s 22.8% direct interest in Oi (including 19.2% and 3.2% held by PT SGPS and Bratel Brasil, respectively) and 18.9% (including 15.9% and 3.0% held by PT SGPS and Bratel Brasil, respectively), respectively.

(ii)          On 31 March 2015 and 31 December 2014, this investment corresponds to Bratel Brasil’s direct interest of 5% in this entity, thus reflecting the company’s direct share in (a) TmarPart investment in Oi (4.4% and 3.7%, respectively), and (b) in TmarPart remaining net assets, which amounted to Euro 31 million on 31 March 2015 and Euro 34 million on 31 December 2014.

(iii)       On 31 March 2015 and 31 December 2014, these investments corresponds to Bratel Brasil’s direct interest of 57.5% in these entities, thus reflecting PT SGPS’s direct interest in (a) the investments that these entities hold, through LF and AG (100% owned by EDSP75 and PASA, respectively), in Oi (1.0% and 0.8%, respectively) and in TmarPart (37.2%), and (b) in the remaining net liabilities of LF and AG, totalling approximately Euro 2 million on 31 March 2015 and 31 December 2014.

(iv)      On 31 March 2015 and 31 December 2014, these investments correspond to the 65.0% direct interest held by PTB2 in these entities.

(v)         This caption reflects PT SGPS’s effective interest in Oi (27.5% on 31 March 2015 and 22.8% on 31 December 2014). The breakdown of Oi’s assets and liabilities used in the equity method accounting are outlined below.

(vi)      This item reflects PT SGPS’s effective interest in the assets and liabilities of Oi’s controlling holdings companies, minus these entities’ investments in Oi. On 31 March 2015, this caption reflects primarily cash and cash equivalents and deferred taxes recoverable of TmarPart (on an individual basis) in the amounts of R$20.8 million and R$84.6 million, respectively, of which PT SGPS’s share amounts to Euro 4.1 million and Euro 16.5 million, respectively. On 31 December 2014, this caption reflects primarily cash and cash equivalents and deferred taxes recoverable of Tmar Part (on an individual basis) in the amounts of R$22.9 million and R$81.7 million, respectively, of which PT SGPS’s share amounts to Euro 4.9 million and Euro 17.3 million, respectively.

The detail of the assets and liabilities of Oi which were used for the application of the equity method is as follows:

Euro million

	31 Mar 2015	31 Dec 2014
Current Assets	14,610	15,303
Cash and cash equivalents	521	760
Accounts receivable	2,315	2,313
Financial applications	41	53
Derivative financial investments	186	106
Assets held for sale	10,164	10,534
Judicial deposits	333	352
Others	1,052	1,185
Non-Current Assets	13,699	14,123
Judicial deposits	3,593	3,807
Derivative financial instruments	1,316	895
Deferred taxes	2,354	2,368
Others	6,436	7,055
Total assets	28,309	29,427
Current Liabilities	12,539	13,214
Debt	1,404	1,386
Suppliers	1,244	1,346
Derivative financial instruments	203	163
Licenses and concessions payable	218	210
Provisions	297	329
Liabilities related to assets held for sale	8,089	8,439
Tax financing program	27	29
Others	1,057	1,312
Non-Current Liabilities	12,518	12,706
Debt	9,741	9,745
Derivative financial instruments	62	44
Licenses and concessions payable	208	213
Provisions	1,172	1,265
Tax financing programme	256	278
Others	1,079	1,160
Total liabilities	25,057	25,919
Net assets	3,252	3,507
Oi’s non-controlling interests	430	469
Net assets attributable to controlling interests of Oi	2,822	3,039
Effective share of PT SGPS in Oi	27.5%	22.8%
Total investment of PT SGPS in Oi	775	693

13.2. Detail of PT SGPS’s share in the earnings of joint ventures

Gains (losses) in joint ventures were accounted for by the equity method of accounting and its composition for the three month periods ended 31 March 2015 and 2014 is as follows:

Euro million

	1Q15	1Q14
Direct share in the earnings of each entity (i)
Oi	(24)	(2)
Telemar Participações	1	(5)
EDSP75 Participações	6	(6)
PASA Participações	6	(6)
Sayed Participações	3	—
Venus Participações	3	—
Gain resulting from the increase in the interest held in Oi (iv)	109	—
Reversal of provision (v)	(141)	—
	(39)	(17)
Effective share in the earnings of each entity
Oi (ii)	(28)	(2)
Controlling holding companies of Oi (iii)	22	(15)
Gain resulting from the increase in the interest held in Oi (iv)	109	—
Reversal of provision (v)	(141)	—
	(39)	(17)

(i)             These captions, as explained above, reflect PT SGPS’s direct share in the earnings of each joint venture, including, in the case of Oi’s controlling holding companies, their share of Oi’s net income and also the net income generated by these same entities excluding the equity method of accounting of Oi. In 2015, in the case of Oi’s controlling shareholders, these captions also include the gains recorded by those holding companies reflecting the increase in their interests held in Oi due to the reduction of Oi’s outstanding shares.

(ii)          This caption reflects PT SGPS’s direct share in the earnings of Oi. The breakdown of Oi’s earnings and losses used in the equity method accounting are outlined below.

(iii)       This caption reflects PT SGPS’s effective share in the earnings and losses of Oi’s controlling holding companies minus these entities’ share in the earnings of Oi, calculated through the equity method accounting. Thus, this caption relates basically to PT SGPS’s share in (a) interest expenses of TmarPart, LF and AG relating to the debt these entities held that was repaid on 5 May 2014, as mentioned above, (b) administrative and other operating costs incurred by TmarPart and (c) the gains recorded by these entities in connection with the Exchange executed on 30 March 2015, amounting to Euro 22 million, reflecting the increase in those entities’ interest in Oi due to the reduction of Oi’s outstanding shares.

(iv)      This caption corresponds to the gains recorded by PT SGPS and Bratel Brasil, totaling Euro 109 million, relating to the increase in the interests held directly in Oi as a result of the reduction in the number of Oi’s outstanding shares following the completion of the Exchange. This gain added to the gain of Euro 22 million referred to above, recorded by the controlling holding companies of Oi, resulted in a total gain of Euro 131 million.

(v)         This cost of Euro 141 million (Note 17) corresponds to the estimated impact recorded on 31 December 2014 relative to the increase in the interest held in Oi following the completion of the Exchange, which was deducted from the provision for the Exchange. This amount, net of the effective gain of Euro 131 million recorded in 2015, as mentioned above, resulted in a total net loss of Euro10 million recorded in the first quarter 2015, mainly associated with Oi’s net income during the period.

The detail of the earnings and losses of Oi that were used for the application of the equity method of accounting, which were adjusted for the purchase price allocation as well as other adjustments to conform to the PT SGPS’s accounting policies, are as follows:

Euro million

	1Q15	1Q14
Services rendered and sales (i) (ii)	2,184	2,122
Operating expenses excluding amortization (i)	1,560	1,211
Interconnection (iii)	157	233
Personnel (iv)	191	204
Third-party services (v)	482	461
Grid maintenance service (vi)	143	147
Rentals and insurance (vii)	275	240
Other operating income (expenses), net (viii)	312	(73)
Operating income excluding amortization	624	911
Depreciation and amortisation	378	500
Income from operations	246	411
Financial expenses	394	354
Income (loss) before taxes	(148)	58
Provision for income taxes	(19)	64
Net loss from continuing operations	(128)	(6)
Net income from discontinued operations (ix)	(10)	—
Net loss	(139)	(6)
Non-controlling interests	(14)	—
Net loss attributable to controlling interests	(124)	(6)
Effective share of PT SGPS in Oi (x)	22.8%	23.2%
Effective share of PT SGPS in earnings of Oi	(28)	(2)

(i)                 These captions are positively affected by the impact of the consolidation of revenues and operating expenses from operations in Africa in the first quarter of 2015, which were acquired on 5 May 2014 through the acquisition of PT Portugal, and the appreciation of the Real against the Euro. The explanation for the changes in these captions on a constant currency basis are presented below.

(ii)              Excluding the effect of the Real appreciation against the Euro and the consolidation of revenues from operations in Africa, Brazilian revenues would have decreased by 0.5% y.o.y , reflecting primarily lower revenues in residencial (-2.4% y.o.y) and corporate / SME (-3.4% y.o.y) segments, which more than offset an increase in revenues in the personal mobility segment (4.3%). In the three month periods ended 31 March 2015 and 2014, the breakdown of revenues by customer segment is as follows:

Euro million

	1Q15	1Q14
Residential	773	788
Personal	701	669
Enterprise	627	645
Others	84	21
	2,184	2,122

(iii)           The decrease in interconnection costs reflects primarily a drop in the VU-M rates, and lower voice and SMS off-net traffic.

(iv)          The decrease in personnel costs reflects the adoption of several optimization measures undertaken in the personnel costs, such as the reduction of the management team, greater control of overtime and on-call hours (with a more efficient distribution of working hours) and a more restrictive hiring policy. These effects more than offset the impact of the consolidation of African operations in the first quarter of 2015.

(v)             The increase in third party service costs reflects primarily higher expenses with pay TV content, due to the increase in Oi’s pay TV customer base, an increase in Value Added Services (VAS), related to the upturn in data traffic, higher electricity costs and the impact of the consolidation of African operations in the first quarter 2015. These effects were partially offset by the renegotiation of certain contracts and the lower volume of commissions in the quarter.

(vi)          The reduction in network maintenance services is explained by Oi’s commitment to efficiency and productivity, the effect of which more than offset the impact of the consolidation of operations in Africa in the first quarter of 2015.

(vii)       The increase in rentals and insurance is explained by (i) higher costs with network infrastructure leasing, as a result of the sale of two lots of mobile towers in March and December 2014, (ii) the appreciation of the USD, which impacted operating lease contracts, especially those related to GlobeNet and the SES-6 satellite, (iii) annual contractual adjustments, and (iv) the impact of the consolidation of African operations in the first quarter 2015.

(viii)    Other net operating expenses in the first quarter of 2014 include a gain of R$1.2 billion (Euro 0.4 billion) related to the sale of mobile towers.

(ix)          This caption reflects the performance of the domestic operations of PT Portugal that were classified as discontinued operations under an agreement entered into with Altice for the disposal of the domestic operations of PT Portugal. PT Portugal was acquired by Oi on 5 May 2014.

(x)             PT SGPS recorded its share in the earnings of Oi under the equity method of accounting based on an effective interest of 22.8% during the first quarter of 2015, since the increase to 27.5% occurred only on 30 March 2015, the date the Exchange was executed, and an effective interest of 23.2% in the first quarter 2014.

14.           Other current and non-current assets

Following the completion of the Exchange on 30 March 2015 (Note 1), PT SGPS delivered Oi shares in connection with the Exchange to PT Finance and received debt securities issued by Rio Forte with a nominal value of Euro 897 million and the Call Option for Oi shares. On 30 March 2015, the fair value of the assets received by PT SGPS were assessed at Euro 220 million (Note 12), including (1) Euro 135 million related to the debt instruments issued by Rio Forte, and (2) Euro 86 million related to the value of the Call Option.

15.           Accounts payable

As at 31 March 2015 and 31 December 2014, the composition of this caption is as follows:

Euro

	31 Mar 2015	31 Dec 2014
Trade payables	1,618,272	984,563
Other (i)	14,232,818	7,976,579
	15,851,090	8,961,143

(i)             This caption includes Euro 13.3 million as at 31 March 2015 and Euro 7.9 million as at 31 December 2014 that are payable to PT Portugal regarding amounts received from the Portuguese government relating to the municipal taxes, fiscal benefits and international taxes under PT SGPS’s former tax consolidation group.

16.           Accrued expenses

As at 31 March 2015 and 31 December 2014, the composition of this caption is as follows:

Euro

	31 Mar 2015	31 Dec 2014
Supplies and external services (i)	17,360,768	19,248,143
Vacation pay and bonuses (ii)	4,165,805	4,187,317
Other	14,675	13,824
	21,541,248	23,449,284

(i)             This caption relates mainly to certain financial consulting and legal fees incurred in connection with the business combination between PT SGPS and Oi.

(ii)          This caption includes employment obligations to be transferred to PT Portugal amounting to Euro 3.6 million.

17.           Provisions

As at 31 March 2015 and 31 December 2014, the composition of this caption is as follows:

Euro

	31 Mar 2015	31 Dec 2014
Provisions for risks and costs
Litigation	73,500	73,500
Taxes	2,358	2,358
Other	—	27,110,319
	75,858	27,186,177

On 31 December 2014, provisions for other risks and costs correspond to a provision of Euro 27 million related to the Exchange entered into with Oi (Note 1), which reflected: (1) a provision of Euro 168 million (Note 12) corresponding to the difference between the carrying value of Oi shares delivered and the fair value of the assets received under the Exchange, (2) net of an amount of Euro 141 million (Note 13) corresponding to the estimated gain resulting from the increase in the effective interest in Oi from 22.8% to 27.5% due to the decrease in the number of Oi’s outstanding shares after the completion of the Exchange. On 30 March 2015, following the completion of the Exchange the provision was reversed through profit and loss.

18.           Consolidated Statement of Cash Flows

(a)             Cash receipts resulting from interest and related income

In the three month period ended 31 March 2014, net cash receipts relate primarily to financial applications of Bratel Brasil up to 5 May 2014, when it used the proceeds from these applications together with the proceeds from a share capital increase realized by Bratel to subscribe convertible debentures issued by certain entities that directly or indirectly control AG and LF.

(b)             Payments relating to loans obtained

In the three month periods ended 31 March 2015 and 2014, payments related to loans obtained, amounting to Euro 32,200 and Euro 52,445, respectively, reflect primarily payments relating to finance lease contracts.

(c)             Cash and cash equivalents at the end of the period

As at 31 March 2015 and 2014, the composition of this caption is as follows:

Euro

	31 Mar 2015	31 Mar 2014
Cash	5,003	2,263,971
Demand deposits	3,560,903	92,326,897
Time deposits	98,000,000	470,391,393
Other bank deposits	2,734,019	711,856,352
	104,299,925	1,276,838,612

19.           Related parties

a) Associated companies and joint ventures

PT SGPS maintained an influence on the associated companies below only until the Oi Capital Increase, completed on 5 May 2014, when it contributed its 100% holding in PT Portugal’s share capital, including the indirect investments in these associated companies. The table below presents the transactions occurred during the three month periods ended 31 March 2015 and 2014 between PT SGPS, including its former controlled entities prior to the Oi Capital Increase for the first quarter of 2014, and its jointly controlled entities and former associated companies.

Euro

	Costs		Revenues		Interest income
Company	1Q15	1Q14	1Q15	1Q14	1Q15	1Q14
Joint ventures	458,622	845,301	—	3,242,143	—	—
International companies:
Unitel	—	1,980,822	—	3,357,658	—	—
Multitel	—	56,207	—	367,946	—	—
Other	—	23	—	—	—	—
Domestic companies:
PT-ACS	—	4,133,833	—	—	—	—
Sportinveste Multimédia	—	92,077	—	45,711	—	5,489
Siresp	—	—	—	4,712,030	—	12,586
Other	—	183,570	—	953,756	—	20,697
	458,622	7,291,833	—	12,679,244	—	38,772

In addition to the transactions mentioned above, as at 31 March 2015 and 31 December 2014, PT SGPS had accounts payable to jointly controlled entities amounting to Euro 13,742,395 and Euro 7,874,531, respectively, and had accounts receivable from jointly controlled entities amounting to Euro 114,903 as at 31 December 2014.

Although the companies were not associates on 31 March 2015 and 31 December 2014 and PT SGPS did not have direct significant influence on these entities as of that dates, the above entities continued to be Oi investments.

b) Other

During the three month periods ended 31 March 2015 and 2014, fixed remuneration of Board members, which was established by the Remuneration Committee, amounted to Euro 0.45 million and Euro 1.12 million, respectively.

Regarding the three month period ended 31 March 2014, under the terms of the remuneration policy established by the Remuneration Committee, the executive board members were entitled to receive a variable remuneration depending on performance achieved, 50% of which is required to be paid the following year and the remaining 50% is required to be paid three years later if certain performance measures are met. PT SGPS recognized annually the costs related to these variable remunerations. In the three month period ended 31 March 2014 and after the Evaluation Committee had verified that the terms of the remuneration policy had been complied with, an amount of Euro 4.89 million was paid to executive board members relating to the 50% portion of the 2010 variable remunerations that had not been paid in the following year and deferred for a three year period.

In addition, under the strategic partnership agreement entered into with Oi and Contax, three board members of PT SGPS (five in 2014) carried out executive roles in these companies (jointly controlled entities of the Company) and received in the three month periods ended 31 March 2015 and 2014 total fixed compensation in the amount of R$0.2 million (Euro 0.1 million) and R$0.4 million (Euro 0.1 million), respectively, which was established by the competent corporate bodies, according to local legislation.

On 31 March 2015, no stock based or any compensation program of was in force nor any other or termination benefit program.

For the three month periods ended 31 March 2015 and 2014, PT SGPS key employees received fixed remuneration amounting to Euro 0.1 million and Euro 0.8 million, respectively. No variable remunerations were paid to key employees during these periods.

20.           Shareholders with Qualified Holdings

The Company believes that it is relevant to disclose outstanding balances and transactions with its main shareholders, namely those with a qualified holding of more than 2% in PT SGPS’s share capital, and with all the entities reported by these shareholders as being part of the respective economic groups. The tables below present the balances as at 31 March 2015 and 31 December 2014, and the transactions occurred in the three month periods ended 31 March 2015 and 2014 between PT SGPS Group and these entities that are identified as shareholders with qualified holding and respective economic groups:

Euro

	31 Mar 2015		31 Dec 2014
	Cash	Accounts	Cash	Accounts
Shareholder	equivalents (i)	payable	equivalents (i)	payable
Novo Banco, S.A. (ii)	1,244,398	5,755,946	371,430	5,755,946
Morgan Stanley	—	3,250,000	—	3,250,000
	1,244,398	9,005,946	371,430	9,005,946

(i)             As at 31 March 2015 and 31 December 2014, cash equivalents mainly include term deposits at Banco Espírito Santo and Banco Espírito Santo Investimento.

(ii)          In addition, as at 31 March 2014, PT SGPS held in its Balance Sheet Euro 897 million corresponding to debt securities issued by Rio Forte, subscribed through BES, which were repaid in April 2014 and reinvested in new debt securities also issued by Rio Forte that were transferred to Oi on 5 May 2014, within the scope of the Oi Capital Increase. These debt securities were not settled by the debtor on maturity. On 30 March 2015, these debt instruments were exchanged with Oi for a number of Oi shares owned by PT SGPS, as explained in Notes 1, 12 and 13.

Euro

	1Q15		1Q14
Shareholder	Costs and losses	Revenues and gains (i)	Costs and losses (i)	Net interest income
Novo Banco, S.A. (ii)	279,606	—	—	—
Grupo BES (ii)	—	3,568,136	3,270,790	9,364,848
Visabeira	—	1,723,265	14,101,647	—
Controlinveste	—	549,792	12,753,181	—
RS Holding	—	108,478	800,311	—
BlackRock	—	84	—	—
UBS	—	72	25,258	(11,250)
	279,606	5,949,827	30,951,187	9,353,598

(i)             As mentioned above, this caption mainly reflects the transactions that occurred up to 5 May 2014, because as from that date PT SGPS no longer controlled the entities that were contributed to Oi in connection with the Oi Capital Increase and which were the counterpart in most of the transactions with shareholders with qualified stakes.

(ii)          As from 3 August 2014 onwards, the qualified holding of PT SGPS previously held or imputed to Banco Espírito Santo, S.A., is held by Novo Banco, S.A.

21.           Subsequent events

No relevant subsequent events occurred after 31 March 2015.

Additional information to shareholders

Contacts

Investor Relations

Luis Sousa de Macedo

Investor relations Director

PT SGPS

Avenida Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

Tel: +351 21 500 1701

Fax: +351 21 500 0800

E-mail: pt-ir@telecom.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (annual and half year reports)

Depositary bank

Deutsche Bank Trust Company Americas

ADR Division

Floor 27

60 Wall Street

New York 10005-2836

Fax: +1(732)544-6346

Holders of ADRs may also request additional information directly from PT`s depositary bank for ADRs in New York.

Website

All publications and communications are available at: www.ptsgps.pt

Registered office

Portugal Telecom, SGPS, S.A.

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel: +351 21 500 2000

Registered with the Commercial Registry Office of Lisbon under no. 503 215 058

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.